SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mrosenthall@sidley.com +1 202 736 8172	FOUNDED 1866

January 25, 2017

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Suzanne Hayes

Re:	Athenex, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted December 16, 2016

CIK No. 0001300699

Ladies and Gentlemen:

On behalf of Athenex, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated January 13, 2017 provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Confidential Draft Registration Statement on Form S-1 (CIK 0001300699) (the “Initial DRS”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Draft Registration Statement on Form S-1 (the “Amended DRS”) that the Company confidentially submitted on January 25, 2017. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amended DRS as-submitted and marked to reflect the changes from the Initial DRS.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Michael Rosenthall, Sidley Austin LLP, 1501 K Street NW, Washington, DC 20005.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 25, 2017

On behalf of the Company, we advise you as follows:

About This Prospectus

Market and Industry Data and Forecasts, page ii

1. Please revise the cautionary language in this section to clarify that you are liable for the information you include in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Amended DRS to delete the cautionary language.

Prospectus Summary

2. Based on your disclosure elsewhere in the prospectus, it appears that your Global Supply Chain Platform is material to your current operations as it is currently your sole source of revenue. Please briefly discuss the nature of operations for both your Global Supply Chain and Commercial Platforms in the Summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 114 of the Amended DRS to further explain the role of its Global Supply Chain Platform and Commercial Platform.

3. You may indicate the number or percentage of clinical trial participants who met the clinical trial end points and that the product candidates were well tolerated. However, statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulations have the authority to make. Please delete your statements indicating that your product candidates are safe and effective throughout your document, including comparisons to the current standard of care.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended DRS to remove statements regarding determinations of efficacy and safety, including comparisons to current standards of care.

4. Please revise the discussion of Oraxol to clarify that you are conducting your clinical trial of your product candidate with ramucirumab with Eli Lilly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended DRS to clarify that the planned Oraxol combination study with ramucirumab is being conducted through a collaboration with Eli Lilly and Company.

January 25, 2017

Our Mission and Strategy

Rapidly and concurrently advance our clinical product candidates, page 6

5. To the extent known, please indicate when you intend to commence your partnered clinical program in China for KX-02 and explain how this will accelerate the development timeframe. Please provide corresponding disclosure in your Business discussion on page 115.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 116 of the Amended DRS to clarify when its licensing partner submitted an IND in China and how the Company expects that to accelerate the development timeframe.

Risks related to our Business, page 7

6. Please identify all serious adverse effects that have occurred in clinical trials for each of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Business section of the Amended DRS to disclose the serious adverse events experienced in the clinical trials for each of its product candidates. In addition, the Company has revised the risk factor on page 27 of the Amended DRS to disclose all serious adverse events that have occurred during clinical trials of its product candidates.

Implications of Being an Emerging Growth Company, page 7

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that, to date, it has not made any presentations to potential investors in reliance on Section 5(d) of the Securities Act. The Company acknowledges the Staff’s comment, and advises that it will provide copies of any such materials to the Staff on a supplemental basis in the event the Company does make such presentations.

8. We note your disclosure on page 101 of the prospectus that you have irrevocably elected not to avail yourselves to the extended transition period available under Section 7(a)(2)(B) of the Securities Act and, as such, you will adopt new or revised accounting standards on the relevant dates on which such standards are required for other public companies. This statement on page 8 indicating that you are in the process of evaluating this benefit seems to imply that you may rely on this benefit. Please revise to clearly indicate your intentions with respect to Section 7(a)(2)(B).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 101 of the Amended DRS to clarify that it has irrevocably elected not to avail itself of extended transition period available under Section 7(a)(2)(B) of the Securities Act.

January 25, 2017

Risk Factors, page 13

9. Please include a risk factor indicating the risk that the FDA may not accept the results from clinical trials that are conducted outside the US. Alternatively, tell us why you do not believe this presents a risk.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 24 of the Amended DRS to disclose the risk that the FDA may not accept the results from any clinical trials that are conducted outside the U.S.

Regulatory approval may be substantially delayed…, page 24

10. We note that the Category 1 application process has a fast track review and approval mechanism. Please clarify how the process is fast tracked. For example, does this pathway involve fewer trials, a priority review schedule or other mechanism to process the application more quickly?

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amended DRS to clarify the CFDA’s priority review process.

Our drug candidates have caused and may cause undesirable adverse events…, page 26

11. Please identify the serious adverse effects for each of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Business section of the Amended DRS to disclose the serious adverse events experienced in the clinical trials for each of its product candidates. In addition, the Company has revised the risk factor on page 27 of the Amended DRS to disclose all serious adverse events that have occurred during clinical trials of its product candidates.

We depend on our agreements with Hanmi Pharmaceutical…, page 46

12. Please describe the circumstances under which you would be required to negotiate the sale of your rights to Hanmi.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Amended DRS to clarify that Hanmi may exercise its right of first negotiation at any time prior to the earlier of (i) the Company’s first commercial sale of products using technology licensed under the Hanmi Agreements, or (ii) sublicense by the Company to a third party of its rights under the Hanmi Agreement.

Our total revenue is highly dependent on the limited number of API customers…, page 47

13. Please identify the two customers that generated 46% and 64% of your revenues.

January 25, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended DRS to disclose the two significant customers. The Company also advises the Staff that the identities of these two customers are disclosed on page 141 of the Amended DRS in the disclosure regarding its Global Supply Chain Platform.

Our future success depends on our ability to retain our Chief Executive Officer…, page 52

14. If Avalon Global Holdings or RSJ currently present any potential conflicts of interest, please revise the discussion to describe them.

Response: The Company advises the Staff that it does not believe that Avalon Global Holdings or RSJ Consulting present a potential conflict of interest. The Company believes that the operations of Avalon Global Holdings are dissimilar from those of the Company such that there is no conflict of business interests, and that the involvement of certain of the Company’s officers and directors as directors of Avalon Global Holdings does not impact those directors’ and officer’s time commitments to the Company. The Company further advises that RSJ Consulting, LLC is merely a vehicle through which the Company’s Chief Medical Officer, Dr. Rudolf Kwan, provides his services to the Company as a consultant and, therefore, does not present any conflicts of interest.

If product liability lawsuits are brought against us…, page 59

15. We note your disclosure that you currently carry clinical trial insurance. Please indicate the extent to which you believe this insurance is adequate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amended DRS to disclose that it does believe the amount of clinical trial insurance it carries is adequate for its current operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Research and Development Expenses, page 86

16. You state that research and development activities are central to your business model. On page 4 you name key research and development projects that are underway. Please disclose the following information for each of your major research and development projects:

•	The costs incurred during each period presented and to date;

•	The nature of efforts and steps necessary to complete the project; and

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

January 25, 2017

If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 86 of the Amended DRS to clarify that it does not maintain and evaluate research and development costs by project. The Company has also revised the disclosure on pages 84 and 86 of the Amended DRS to provide enhanced qualitative disclosure regarding the nature and extent of research and development costs incurred, the steps necessary to complete projects, and the additional resources needed to complete its projects.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation and Fair Value of our Common Stock Valuation Approaches, page 89

17. Please tell us specifically how you determined the $11.00 fair value of your common stock since July 2016. In your response tell us:

•	What valuation technique(s), if any, that you employed and how they were used;

•	How the issuance of convertible notes that have an underlying variable conversion price between 75% and 80% of a future unknown IPO price provides any indication of the then current value of common stock; and

•	Whether and how you used the assistance of any third-party valuation specialist.

Response: In response to the Staff’s comment, the Company advises the Staff that its board of directors considered methodologies and approaches contained in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In determining the $11.00 fair value of our common stock, the Company considered a combination of the backsolve valuation technique, which yielded a fair value of $9.00 per share, and changes in its business. The changes in its business included, among other things: the receipt of an FDA allowance letter in January 2016 that allows the Company to proceed with its Oradoxel IND clinical study; evaluating data results from ongoing studies, including Oraxol and KX-01 ointment, in the third quarter of 2016; and the execution of a non-exclusive definitive license agreement in September 2016 to market 21 products, 8 of which have been approved by the FDA. These changes resulted in the hiring of additional experienced pharmaceutical experts and the establishment of the Company’s Commercial Platform in the third quarter of 2016. The Company has added disclosure on page 92 of the Amended DRS to clarify the techniques used and factors considered in arriving at the fair value. The Company advises the Staff that the issuance of convertible notes did not provide a basis for determining fair value of its common stock and therefore the disclosure related to the convertible notes as a factor in determining this fair value was deleted. The Company further advises the Staff that no third-party valuation specialist was utilized to assist in making the $11.00 fair value determination.

January 25, 2017

18. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment. As soon as available, the Company expects to supplementally advise the Staff of its expected initial public offering price range to facilitate the Staff’s review of the Company’s equity issuances.

Business Acquisitions, Intangible Assets, Goodwill, and Contingent Consideration, page 92

19. Given your historical losses and the significant amount of goodwill recorded on your balance sheet, please tell us whether any of your reporting units are at risk of failing step-one of your impairment test. If so, please revise to disclose this fact as well as:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended DRS to clarify that none of its reporting units are at risk of failing step one of the impairment test because they had a fair value substantially in excess of carrying value as of the date of the last impairment test.

Liquidity and Capital Resources

Indebtedness, page 98

20. Please disclose the principal amount outstanding under the Polymed promissory notes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended DRS to disclose the principal amounts outstanding under the Polymed promissory notes.

January 25, 2017

21. Please disclose the number of common shares underlying the convertible loan agreements as of a recently practicable date.

Response: The Company advises the Staff that the amount of common shares to be issued upon conversion of the convertible loans is based upon the initial public offering price of the Company’s stock. The Company has revised the disclosure on page 99 of the Amended DRS to make clear that it will include disclosure of the number of common shares underlying the convertible loan agreements in a future filing once an estimated offering price or range of prices has been determined.

Industry Background

U.S. market share of spending by formulation and oncology segment, page 105

22. Please briefly describe what types of therapy comprise each of the segments depicted in the graphic. For example, what types of therapies are included in “hormonals”? Moreover, please denote by footnote or otherwise the category or categories under which your product candidates will fall.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended DRS to further describe the segments and types of therapies depicted in the graphics, and to denote which categories the Company is targeting with its product candidates.

Actinic Keratosis, page 107

23. Please include the years over which the National Ambulatory Medical Care Survey was conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended DRS to disclose that the National Ambulatory Medical Care Survey was conducted between 1990 and 1999.

Changes in the U.S. oncology reimbursement landscape may benefit our patients, page 108

24. Please briefly describe the ways in which adoption of the OCM model might impact your business.

Response: In response to the Staff’s comment, the Company has added disclosure on page 110 of the Amended DRS to describe the ways in which the Company believes the OCM model may impact its business.

January 25, 2017

Business, page 110

25. Please clarify the meaning of any significant scientific or technical terms the first time they are used in the prospectus in order to ensure that lay readers will understand the disclosure. For example, and without limitation, please define each of the following at their first use in this section or where appropriate in the prospectus:

•	novel kinase binding selection;

•	tubular polymerization;

•	ingonal, imiquimod, fluorouracil;

•	MTD; and

•	503B products.

Response: In response to the Staff’s comment, the Company has added a glossary of scientific terms, beginning on page 218 of the Amended DRS, which defines and explains various scientific and technical terms used throughout the prospectus.

Overview, page 110

26. Please tell us the country where each of your clinical trials were conducted or are currently being conducted.

Response: In response to the Staff’s comment, the Company has added disclosure on page 113 of the Amended DRS to clarify where its clinical trials have been and are being conducted.

27. Please explain the relevance of the statement that that the Oraxol clinical trial was designed similarly to the Phase 3 pivotal study for Abraxane.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 125 of the Amended DRS to remove the references to the Abraxane pivotal study.

Our Orascovery Product Candidates, page 121

28. We note your disclosure regarding the adverse events observed during the Oratecan clinical studies. To the extent you have experienced any serious adverse events pertaining to the clinical trials of your other product candidates to date, please include these in your disclosure and consider including a risk factor discussion specific to such serious adverse events.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Business section of the Amended DRS to disclose the serious adverse events experienced in the clinical trials for each of its product candidates. In addition, the Company has revised the risk factor on page 27 of the Amended DRS to disclose all serious adverse events that have occurred during clinical trials of its product candidates.

January 25, 2017

Commercial Platform

Our Commercial Operations, page 139

29. Please disclose the nine approved FDA products you have the rights to market and sell as well as the fourteen products pending FDA approval.

Response: The Company advises the Staff that it believes that the identities of the specific products that are the subject of the Gland and SunGen agreements are not material to investors, and that disclosure of the identities of the specific products would be competitively harmful to the Company or its contractual counterparties. The Company further advises that, on those bases, it proposed to redact the specific product identities from the Gland and SunGen agreements in a confidential treatment request submitted to the Staff in conjunction with the submission of the Initial DRS.

Intellectual Property, page 141

30. Please disclose any specific patents you own that are material to your operations, including the year in which they expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Amended DRS to disclose details with respect to the Company’s material patents, including the product candidates to which they relate, the territories covered and the expiration dates.

License and Collaboration Agreements

Hanmi Licensing Agreements, page 142

31. Please disclose the upfront payment you received under the Hanmi out-license agreement. Additionally, please disclose the aggregate milestones receivable under each the out-license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the Amended DRS to disclose the amounts of the upfront payments received and the potential aggregate milestone payments that may be paid under each of the Hanmi license agreements.

32. We note your disclosure that the tiered royalty payments under each of the agreements are in the low double digits. Please revise to narrow the ranges to within ten percentage points for each tier. Alternatively you may provide one range if you indicate the number of tiers and the aggregate is no wider than ten percentage points for each tier. For example, 3 tiers with a range from the low double digits to the low forties. Similarly, revise the description of royalties under your agreements with PharmaEssentia, Guangzhou Xiangxue.

January 25, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 144 through 147 of the Amended DRS to narrow the ranges of royalty rates disclosed for each of the license agreements.

Management

Executive Officers and Directors, page 172

33. We note that the biographical information for each of Drs. Pedder and Wu, Ms. Campbell and Messrs. Leung and Zhang does not cover respective the individual’s business experience for the full past five years, as required by Item 401(e) of Regulation S-K. Please expand your biographical description for each individual to cover this period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 175 through 178 of the Amended DRS to clarify each individual’s business experience for the full past five years.

Executive and Director Compensation

Named Executive Officer Employment Agreements, page 181

34. We note that you have entered into employment agreements with certain of your named executive officers. Please describe the material terms of these agreements in the prospectus and file the agreements as exhibits to your next amendment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the Amended DRS to describe the material terms of the employment agreement with Johnson Lau, which is also being submitted as Exhibit 10.22 to the Amended DRS. The Company advises the Staff that it has not entered into employment agreements with any named executive officers other than Dr. Lau.

Certain Relationships and Related Party Transactions

Voting Agreements, page 189

35. We note that the Mandra Health Limited and Manson Fok voting agreements are subject to 10% and 5% ownership thresholds, respectively. Please indicate the expected percentage ownership for each of Mandra Health Limited and Manson Fok following the offering.

Response: The Company acknowledges the Staff’s comment. As soon as the Company determines an expected offering size and initial public offering price range the Company will advise the Staff of the expected ownership percentages for each of the Mandra Entities and Manson Fok following the offering. The Company has revised the disclosure on page 192 of the Amended DRS to make clear that it will include disclosure of the post-offering percentage ownership of each of Mandra and Dr. Fok in a future filing once an estimated offering price or range of prices has been determined.

January 25, 2017

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-11

36. In your Key Components of Results of Operations disclosure on page 85 you disclose the existence of licensing and collaboration projects that involve upfront payments, milestone payments and payments for providing research and development services. Please revise your policy note to indicate how you account for multiple-element arrangements including, but not limited to, how you determine whether you have separate units of accounting, how you allocate arrangement consideration among these units and how you account for milestone receipts. To the extent you have any significant collaboration agreements, please provide the disclosures required by ASC 605-25-50-2 and ASC 605-28-50-2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 and on page F-11 of the Amended DRS. The Company advises the staff that there are no significant collaboration agreements.

Patent Costs, page F-12

37. Please tell us the nature of the patent related costs you charge to research and development expenses and how these costs meet the definition of either research or development under the glossary at ASC 730-10-20. In your response, specifically tell us the amounts of patent related costs incurred in each period presented in your registration statement and explain why these costs are not excluded from research and development expenses under ASC 730-10-55-2i. This comment also applies to the combined financial statements of Polymed Therapeutics, Inc. and Chongqing Taihao Pharmaceuticals Co., Ltd. as they have a similar policy as disclosed on page F-48.

Response: The Company advises the Staff that the patent-related expenses are primarily legal costs and totaled $485,000, $615,000, $550,000 and $340,000 for the years ended December 31, 2014 and 2015, and for the nine-months ended September 30, 2015 and 2016, respectively. The classification of these costs as research and development expenses was not consistent with the guidance contained in ASC 730. The Company assessed whether this error was material to its consolidated financial statements from a quantitative and qualitative perspective in accordance with ASC 250 and SAB 99. The Company considered, among other things, that the error was a classification error affecting two line items within the caption “Total costs and operating expenses” in the consolidated statements of operations and comprehensive loss (the error did not impact the total of this line item). Further, the error did not impact any other line items in the basic financial statements or the related footnotes. Based on this assessment, the Company concluded that these amounts are immaterial to its consolidated financial statements for each period presented and, accordingly, it has not revised its consolidated financial statements to correct this error.

January 25, 2017

In future filings that include the Company’s annual 2016 consolidated financial statements and periods beyond, it will classify patent-related expenses that are legal in nature within selling, general, and administrative expenses and will revise its accounting policy disclosures accordingly.

Substantially all of the research and development expenses included in the combined financial statements of Polymed Therapeutics, Inc. and Chongqing Taihao Pharmaceuticals Co., Ltd. were classified properly based on the guidance contained in ASC 730. Accordingly, the Company has deleted the accounting policy on patent costs.

Note 19: Business Segment, Geographic, and Concentration Risk Information, page F-36

38. Please provide your revenue by product and service or group of similar products and services as required by ASC 280-10-50-40. In this regard, it appears from disclosure here and elsewhere that, at a minimum, you manufacture and sell clinical and commercial products, active pharmaceutical ingredients and medical devices.

Response: The Company advises the Staff that it believes that it is currently impracticable to report revenues from external customers for each product and service or group of similar products and services under ASC 280-10-50-40 for historical periods, because amounts of revenues are not currently prepared and presented in such a manner in producing its general-purpose financial statements. The Company expects to be able to report information about similar products and services in its consolidated financial statements for the year ended December 31, 2016 and beyond in accordance with ASC 280-10-50-40.

*            *             *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 25, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 736-8172 or by email at mrosenthall@sidley.com. Thank you for your assistance.

Very truly yours,

/s/ Michael Rosenthall
Michael Rosenthall

Cc:	Christine Torney, U.S. Securities and Exchange Commission

Mark Brunhofer, U.S. Securities and Exchange Commission

Josh Samples, U.S. Securities and Exchange Commission

Johnson Y.N. Lau, M.D., Chief Executive Officer, Athenex, Inc.

Karen A. Dewis, Esq., Sidley Austin LLP

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP